SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

___________________

FORM 11-K
___________________

(Mark One)

[ X ]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2014

[   ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to _______________

Commission file number 001-33994

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GA   30339

Interface, Inc.
Savings and Investment Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2014 and 2013
With Report of Independent Registered Public Accounting Firm

Interface, Inc.
Savings and Investment Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Interface, Inc. Savings and Investment Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Interface, Inc. Savings and Investment Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Atlanta, GA
June 24, 2015

Interface, Inc.
Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2014	2013

Assets
Cash and cash equivalents Investments, at fair value:	$--	$21,527
Common/collective trust	17,493,471	19,274,054
Mutual funds	89,392,768	82,357,377
Interface, Inc. stock fund	6,076,312	7,989,345
TradeLink Investments – self-directed brokerage	705,624	710,045

Total Investments	113,668,175	110,330,821

Receivables:
Participant contributions	156,767	--
Notes receivable from participants	4,547,691	3,885,973
Employer contributions	59,855	--

Total Receivables	4,764,313	3,885,973

Net assets available for benefits at fair value	118,432,488	114,238,321

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(253,599)	(269,354)

Net assets available for benefits	$118,178,889	$113,968,967

See accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2014	2013

Additions to:

Investment income:
Interest and dividend income from mutual funds	$5,122,800	$2,937,494
Interest income from common collective trust	331,608	375,859
Dividend income from Interface, Inc. stock fund	48,913	46,677
Net appreciation (depreciation) in fair value of Interface, Inc. stock fund	(1,860,003)	2,554,904
Net appreciation (depreciation) in fair value of mutual funds	47,459	13,519,560

Net investment income	3,690,777	19,434,494

Interest income from notes receivable from participants	176,638	156,237

Contributions:
Participant	6,892,550	6,514,948
Employer	2,599,149	2,352,525
Participant rollovers	966,011	681,811

Total contributions	10,457,710	9,549,284

Total additions	14,325,125	29,140,015

Deductions to:

Benefits paid to participants	10,091,883	7,676,010
Administrative expenses	23,320	24,950

Total deductions	10,115,203	7,700,960

Net increase in net assets available for benefits	4,209,922	21,439,055

Net assets available for benefits, beginning of year	113,968,967	92,529,912

Net assets available for benefits, end of year	$118,178,889	$113,968,967

See accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan –
Notes to Financial Statements

1. Description of Plan
The following description of the Interface, Inc. (the "Company") Savings and Investment Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.
General - The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries who have six months of service and are age eighteen or older.  The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older.  The Interface, Inc. Administrative Committee is responsible for oversight of the Plan, including the determination of the appropriateness of the Plan's investment offerings and monitoring of the investment performance.

b.
Contributions – Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $17,500 for each 2014 and 2013.  Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $5,500 for each of 2014 and 2013.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover).  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at three percent of eligible compensation and their contributions are invested in the appropriate target date fund until changed by the participant.  Deferral percentages for automatically enrolled participants increase one percent annually up to ten percent.  The Company contributes fifty percent of the first six percent of eligible compensation that a participant contributes to the Plan.  Additional profit-sharing amounts may be contributed at the option of the Company's Board of Directors in the form of cash or Company common stock.  No additional profit-sharing amounts were contributed by the Company to the Plan during the years ended December 31, 2014 and 2013. Contributions are subject to certain limitations.

c.
Participant Accounts - Each participant's account is credited with the participant's contributions and company matching contributions as well as allocations of the Company's profit sharing contribution and Plan earnings. Participant's accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d.
Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based ratably on years of continuous service.  A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e.
Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance.  Each loan is secured by the balance in the borrowing participant's account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator on the date of the loan.  Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f.
Payment of Benefits - On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump sum amount equal to the value of the participant's vested interest in his or her account.  Vested balances less than $1,000 may be automatically distributed in the form of cash after termination of employment.  Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.
Forfeited Accounts – At December 31, 2014 and 2013, forfeited nonvested accounts totaled $4,287 and $10,095, respectively. These accounts will be used to reduce future employer contributions. In 2014 and 2013, the Plan used $124,592 and $247,881, respectively, of the forfeited non-vested account balances to reduce employer contributions.

2. Summary of Accounting Policies
Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Recently Issued Accounting Pronouncements

In October 2013, the Financial Accounting Standards Board issued Accounting Standards Update 2013-04, "Technical Corrections and Improvements" ("ASU 2013-04"). ASU 2013-04 makes certain technical corrections, conforms terminology and clarifies guidance in various Topics of the Accounting Standards Codification ("ASC"). ASU 2013-04 includes an amendment that clarifies that plan investments subject to ASC Topic 962, "Plan Accounting – Defined Contribution Pension Plans" ("ASC 962"), are measured at fair value less costs to sell, if those costs are significant. The Plan's adoption of ASU 2013-04 did not have a material effect on the Plan's net assets available for benefits or changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Administrative Committee determines the Plan's valuation policies utilizing information provided by the Trustee. See Note 4 for further discussion of fair value measurements.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Common collective trusts are valued at contract value. The Company common stock fund is valued based upon the quoted market price for Interface, Inc. common stock.  Self-directed brokerage accounts are valued at the asset value of investments held at year end. There have been no changes in the valuation methodology used at December 31, 2014 and 2013.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex‑dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the Plan year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses as they are incurred.  No allowance for credit losses has been recorded as of December 31, 2014 and 2013.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Payments are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses.  Investment related expenses are included in net appreciation or depreciation of fair value of investments.

3.	Investments	The following presents investments that represent five percent or more of the Plan's net assets.

December 31,	2014	2013

T. Rowe Price Stable Value Fund (common/collective trust)	$17,493,471	$19,274,054
T. Rowe Price Blue Chip Growth Fund	$12,983,358	$11,939,285
T. Rowe Price Equity Income Fund	$10,990,405	$11,402,920
T. Rowe Price Balanced Fund	$9,036,175	$8,815,798
Interface, Inc. Stock Fund	$6,076,312	$7,989,345

4. Fair Value Measurements
The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure estimated fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in the active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets in active markets;
• Quoted prices for identical or similar assets in inactive markets;
• Inputs other than quoted prices that are observable for the asset; and
• Inputs that are derived principally from or corroborated by observable data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobserved and significant to the fair value measurement.

The following tables set forth, by level within the fair value hierarchy, the Plan assets at fair value as of December 31, 2014 and 2013, respectively.  As required by accounting standards, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2014
Investment Type	Level 1	Level 2	Level 3	Total
Mutual Funds (by class)
Money Market	$1,796,592	$--	$--	$1,796,592
Stock	45,643,768	--	--	45,643,768
Bond	6,392,693	--	--	6,392,693
Multi-Class	9,036,175	--	--	9,036,175
Target Date Fund	26,523,540	--	--	26,523,540
Total Mutual Funds	89,392,768	--	--	89,392,768

Interface, Inc. Stock Fund	6,076,312	--	--	6,076,312
Common/Collective Trust	--	17,493,471	--	17,493,471
Self Directed Brokerage
Common Stock	705,624	--	--	705,624
Total assets at fair value	$96,174,704	$17,493,471	$--	$113,668,175

At December 31, 2014, the Plan had no unfunded commitments related to Common/Collective Trust Funds. The redemption of Common/Collective Trust Funds is subject to the preference of the individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemptions fees.

Assets at Fair Value as of December 31, 2013_______________
Investment Type	Level 1	Level 2	Level 3	Total
Mutual Funds (by class)
Money Market	$2,157,889	$--	$--	$2,157,889
Stock	44,428,872	--	--	44,428,872
Bond	5,563,096	--	--	5,563,096
Multi-Class	8,815,798	--	--	8,815,798
Target Date Fund	21,391,722	--	--	21,391,722
Total Mutual Funds	82,357,377	--	--	82,357,377
Interface, Inc. Stock Fund	7,989,345	--	--	7,989,345
Common/Collective Trust	--	19,274,054	--	19,274,054
Self-Directed Brokerage
Common Stock	710,045	--	--	710,045
Total assets at fair value	$91,056,767	$19,274,054	$--	$110,330,821

There were no transfers between Level 1 and Level 2 in the fair value hierarchy in 2014 or 2013.

5.	Related Party Transactions
Certain Plan investments are shares of mutual funds and units of a stable value fund managed by T. Rowe Price Trust Company.  T. Rowe Price Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees incurred by the Plan for investment management services are included in net appreciation (depreciation) in fair value of the investment as they are paid through revenue sharing; rather than a direct payment.  The Plan Sponsor pays directly any other fees related to the Plan's operations.

At December 31, 2014 and 2013, the Plan held 368,932 and 363,814 shares, respectively, of common stock of Interface, Inc., the sponsoring employer.  The Plan also issues loans to participants that are secured by the balances in the respective participants' accounts. Administrative expenses for the year ended December 31, 2014 and 2013 were $23,320 and $24,950, respectively, and are included in deductions from net assets in the statement of changes in net assets available for Plan benefits.

6.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.	Tax Status
On January 31, 2014, the Company requested that a favorable letter of determination be issued to the Company to confirm that the Plan, as amended and restated, is qualified in its entirety pursuant to the applicable requirements of the Internal Revenue Code ("IRC").

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 2, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.	Reconciliation of the Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

December 31,	2014	2013

Net assets available for benefits per the financial statements	$118,178,889	$113,968,967

Adjustment from fair value to contract value for common/collective trust	253,599	269,354

Net assets available for benefits per Form 5500	$118,432,488	$114,238,321

The following is a reconciliation of the net increase in assets available for benefits per the financial statements for the years ended December 31, 2014 and 2013 to Form 5500.

Year Ended December 31,	2014	2013

Net increase in assets available for benefits per the financial statements:	$4,209,922	$21,439,055

Adjustment from fair value to contract value for common/collective trust	(15,755)	(570,465)

Net increase in assets available for benefits per Form 5500	$4,194,167	$20,868,590

10.	Subsequent Events	The Plan has evaluated subsequent events through June 24, 2015, the date the financial statements were issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE
INTERFACE, INC. SAVINGS AND
INVESTMENT PLAN

   By:            /s/ Patrick C. Lynch
Patrick C. Lynch, Member

Date:    June 24, 2015

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULE

Interface, Inc.
Savings and Investment Plan
EIN: 58-1451243 Plan #: 002

Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2014
(a)	(b)	(c)	(d)	(e)
	Identity of issuer,	Description of	Cost**	Current
	borrower, lessor, or similar party	Investment including maturity date, rate of interest, collateral, par, or maturity value		Value

	Common Collective Trust:
*	T. Rowe Price Stable Value Fund	17,239,872 units		$17,493,471

	Mutual Funds:
	Ariel Appreciation Fund	100,536 shares		5,392,740
	N&B Socially Responsible Fund	32,242 shares		1,114,598
	Harbor International Fund	42,368 shares		2,744,567
	Janus Overseas Fund	14,824 shares		466,821
	Munder Midcap Core GR FD Fund	82,164 shares		3,500,170
*	T. Rowe Price Equity Index 500 Fund	74,522 shares		4,133,726
*	T. Rowe Price Balanced Fund	394,765 shares		9,036,175
*	T. Rowe Price Equity Income Fund	335,073 shares		10,990,405
*	T. Rowe Price Spectrum Income Fund	395,380 shares		5,021,326
*	T. Rowe Price Blue Chip Growth Fund	193,004 shares		12,983,358
	William Blair Small Cap Growth Fund	86,979 shares		2,227,543
	Vanguard Prime Money Market Fund	1,796,592 shares		1,796,592
	Allianz RCM Technology Admin Fund	36,370 shares		2,089,841
	Oppenheimer International Bond Fund	66,397 shares		393,073
	PIMCO Total Return Admin Fund	91,773 shares		978,295
*	T. Rowe Price Retire Bal Inv.	4,540 shares		67,378
*	Retirement 2005 Fund	8,843 shares		114,953
*	Retirement 2010 Fund	12,434 shares		220,458
*	Retirement 2015 Fund	84,003 shares		1,215,518
*	Retirement 2020 Fund	232,310 shares		4,811,142
*	Retirement 2025 Fund	214,956 shares		3,376,951
*	Retirement 2030 Fund	202,963 shares		4,672,203
*	Retirement 2035 Fund	222,745 shares		3,710,924
*	Retirement 2040 Fund	164,556 shares		3,936,184
*	Retirement 2045 Fund	157,998 shares		2,527,965
*	Retirement 2050 Fund	116,309 shares		1,559,708
*	Retirement 2055 Fund	23,303 shares		310,156
	Total Mutual Funds			$89,392,768

	TradeLink Investments – Self-Directed Brokerage	various publicly traded equity investments		705,624

*	Interface, Inc. Stock Fund – Employer Securities	368,932 shares		6,076,312

*	Participants Loans	4.25% - 9.50%	-0-	4,547,691
	Total Investments			$118,215,867
	*Party-in-interest ** The cost of participant-directed investments is not required to be disclosed.